UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 60467/August 10, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13546

In the Matter of	:	
	:	
N.U. PIZZA HOLDING CORP.,	:	ORDER MAKING FINDINGS AND
NAHAMA & WEAGENT ENERGY CO.,	:	REVOKING REGISTRATIONS BY
NAMSCO CORP.,	:	DEFAULT
NEMDACO, INC.,	:	
NET TELECOMMUNICATIONS, INC.,	:	
NETWORK COMMERCE, INC.,	:	
NETWORK ONE HOLDINGS CORP.,	:	
NEW BRIDGE PRODUCTS, INC.,	:	
NEW CAPITAL IWORKS, INC., and	:	
NEXTPATH TECHNOLOGIES, INC.	:	
(N/K/A CENTRAL AMERICAN	:	
DEVELOPMENT GROUP, INC.)	:	

SUMMARY

        This Order revokes the registrations of the registered securities of Respondents N.U. Pizza Holding Corp. (N.U. Pizza), Nahama & Weagent Energy Co. (Nahama), Namsco Corp. (Namsco), Nemdaco, Inc. (Nemdaco), Net Telecommunications, Inc. (Net Telecommunications), Network Commerce, Inc. (Network Commerce), Network One Holdings Corp. (Network One), New Bridge Products, Inc. (New Bridge), New Capital iWorks, Inc. (New Capital), and Nextpath Technologies, Inc. (n/k/a Central American Development Group, Inc.) (Nextpath) (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on July 13, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by July 27, 2009.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

N.U. Pizza (CIK No. 879124)[2] is a revoked Nevada corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). N.U. Pizza is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of $19,400 for the prior nine months. As of June 18, 2009, the company's stock (symbol "NUPZ") was traded on the over-the-counter markets.

Nahama (CIK No. 350070) is a suspended California corporation located in Bakersfield, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Nahama is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1994, which reported a net loss of $345,345 for the prior three months.

Namsco (CIK No. 822373) is an expired Utah corporation located in Spokane, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Namsco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A[3] for the period ended September 30, 1996, which reported a net loss of $827,469 for the prior nine months. As of June 18, 2009, the company's stock (symbol "NAMS") was traded on the over-the-counter markets.

Nemdaco (CIK No. 793036) is a delinquent Colorado corporation located in Bell Canyon, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Nemdaco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 1997,

---

[1] Each was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008), which eliminated Regulation S-B and phased out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies."

which reported a net loss of $383,000 for the prior nine months. As of June 18, 2009, the company's stock (symbol "NMDO") was traded on the over-the-counter markets.

Net Telecommunications (CIK No. 90357) is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Net Telecommunications is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of over $1.2 million since inception on October 24, 1994. As of June 18, 2009, the company's stock (symbol "NETQ") was traded on the over-the-counter markets.

Network Commerce (CIK No. 1087879) is a dissolved Washington corporation located in Spokane, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Network Commerce is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002, which reported a net loss of $7.4 million for the prior nine months. As of June 18, 2009, the company's stock (symbol "NWKC") was traded on the over-the-counter markets.

Network One (CIK No. 1053498) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Network One is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[4] registration statement on January 21, 1998, which reported a net loss of $83,209 (Canadian) for the year ended March 31, 1997.

New Bridge (CIK No. 1101192) is a revoked Nevada corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). New Bridge is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on December 20, 1999, which reported a net loss of $730,957 for the nine months ended September 30, 1999.

New Capital (CIK No. 1218634) is a void Delaware corporation located in El Segundo, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). New Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003. A Form 10-SB/A registration statement filed on June 29, 2004 reported a net loss of over $2.3 million since the company's October 21, 1999, inception.

Nextpath (CIK No. 1088788) is a Nevada corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).

---

[4] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here].

Nextpath is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of over $7.75 million for the prior nine months. While the company filed a Form 15 to voluntarily deregister its stock on December 12, 2006, the filing was invalid on its face because the company claimed too many stockholders to permit voluntary deregistration. As of June 18, 2009, the company's stock (symbol "NPTK") was traded on the over-the-counter markets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of N.U. Pizza Holding Corp. is REVOKED;

the REGISTRATION of the registered securities of Nahama & Weagent Energy Co. is REVOKED;

the REGISTRATION of the registered securities of Namsco Corp. is REVOKED;

the REGISTRATION of the registered securities of Nemdaco, Inc., is REVOKED;

the REGISTRATION of the registered securities of Net Telecommunications, Inc., is REVOKED;

the REGISTRATION of the registered securities of Network Commerce, Inc., is REVOKED;

the REGISTRATION of the registered securities of Network One Holdings Corp. is REVOKED;

the REGISTRATION of the registered securities of New Bridge Products, Inc., is REVOKED;

the REGISTRATION of the registered securities of New Capital iWorks, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Nextpath Technologies, Inc. (n/k/a Central American Development Group, Inc.), is REVOKED.

_____
Carol Fox Foelak
Administrative Law Judge